FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 5th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	9 month-03 Terra Lycos Financial Results SLIDES	26

TERRA LYCOS

January - September
2003 Results

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the
Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes" and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this document, including, without limitation, changes in
Terra Lycos  business or acquisition strategy or to reflect the occurrence of unanticipated events.
Analysts and investors are encouraged to consult the Company's Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and
Exchange Commission.

  Joaquim Agut
Chief Executive Officer

January - September 2003 Results

Highlights YTD 2003 vs YTD 2002

Total Revenues
increased by 15%,
excluding BAG/Tef
and fx (€72MM)

+ 62%

EBITDA margin
improved by 62%

YTD Sept 02

YTD Sept 03 e/fx

- 21%

- 8%

(Million EUR)

468

463

TEF Alliance revenues

BAG Alliance revenues

BAG

TEF

+15%

335

133

77

386

YTD Sept 02

YTD Sept 03 e/fx

Highlights January - September 2003

Total Paid subscribers: 4.600K,  82% growth;

Broadband subscribers: 543K, 34% of total  paid Access subscribers

+ 59%

Net Results
improved 195MM
Euro

YTD Sept 02

YTD Sept 03

-332

-137

Number of clients

(thousands)

Total Revenues
January - September 2003

(Million EUR)

15% growth net of
BAG/Tef and Fx
impacts

468

463

TEF Alliance revenues

BAG Alliance revenues

+ 51

BAG

TEF

BAG/Tef net impact

of - 56 ME

Fx impact of – 72
million Euro

+15%

133

335

386

YTD Sept 03 e/fx

YTD Sept 02

77

Total Revenue Mix

YTD Sept 02

YTD Sept 03 e/fx

36%

       I. Access Subscriptions                       II. Advertising and E-Commerce Revenues

       III. Communication, Portal and Content Services                IV. Other Revenues

38

33

228

169

54

103

121

185

468

463

49%

7%

8%

40%

26%

22%

12%

(Million EUR)

Access Subscription Revenues

(Million EUR)

169

185

Fx Impact

YTD Sept 03 e/fx

YTD Sept 02

+ 16

27

158

+ 10%

Paying Access Subscribers

(Thousand subscribers)

1,393

1,051

342

1,035

543

YTD Sept 02

YTD Sept 03

1,578

Broadband

Narrowband

+201

25%

75%

34%

66%

+13%

+186

+59%

Advertising and E-Commerce Revenues

(Million EUR)

121

Fx Impact

+26

95

YTD Sept 02 Net of BAG

YTD Sept 03 e/fx

21

100

+27%

Communication, Portal and Content
Services Revenues

(Million EUR)

33

103

Fx Impact

+70

+212%

88

YTD Sept 02

YTD Sept 03 e/fx

15

Corporate Services and Other Revenues

(Million EUR)

38

54

Fx Impact

+16

+43%

9

45

YTD Sept 02

YTD Sept 03 e/fx

CSP/OBP Subscribers

(Thousand subs)

1,137

3,024

+166%

TL

TEF

+1,887

643

1,244

YTD Sept 02

YTD Sept 03

Revenue Breakdown by Country

23%

20%

15%

42%

YTD Sept 02

YTD Sept 03

30%

32%

14%

24%

Wide geographical coverage, consistent

with the Telefonica agreement

Revenues

Clients

EBITDA

N. Results

EBITDA Evolution

YTD 02

+13 BP

- 21%

YTD 03

YTD 03 e/fx

+11BP

Operational improvements on track to beat our 2003 EBITDA guidance

+ 62

+ 63

January - September

(Million EUR)

-100

- 10%

- 8%

-37

-38

Alliance with Telefónica

Achieved 68% of 78.5 million Euro guaranteed value

YTD execution on track to achieve guaranteed value
by year end

REVENUE

YTD Sept 03

I.

Internet Communication and portal
services and infrastructures

II.

Corporate Services: Terra Biz

III.

Online Advertising and IMS

IV.

Consulting

TOTAL

         49

3

9

5

66

(Million EUR)

Global Operations

Successful migration into 2 Datacenters in US, covering both the US and part of Latam countries: delivering savings of 4
million Euro in H2’03

Improved New Product Introduction cycle times with a total of
10 products being launched in the last quarter

Examples of Products/Services launched in the quarter:

Conecta Disney in Spain and Brazil

WorldCybergames in Spain

Side Search in the US

Common Search Platform across most geographies

Web EDI in Brazil

New Matchmaker design in the US

                                 Elías Rodríguez-Viña
         Chief Financial Officer

January - September 2003 Results

Total YTD Revenues (30.09)

+ 15%

YTD 02

YTD 03

YTD 03

FxYTD 02

YTD 03

at 2002 average

exchange rate

GUIDANCE

445

463

72

Fx

impact

54

Fx

impact

468

133

335

386

77

325

391

66

(Million EUR)

BAG Alliance revenues

Tef Alliance revenues

In line with
guidance of
€570 – 620M

Total YTD Revenues – Significant Fx impact

65% of Revenues are not denominated in Euros

US Dollar

Mexican Peso

Brazilian Real

Chilean Peso

Argentine Peso

Peruvian Nuevo Sol

Jan 02

Sep 02

Jan 03

Sep 03

Jan 02

Sep 02

Jan 03

Sep 03

Jan 02

Sep 02

Jan 03

Sep 03

Jan 02

Sep 02

Jan 03

Sep 03

Jan 02

Sep 02

Jan 03

Sep 03

Jan 02

Sep 02

Jan 03

Sep 03

1.1321

0.9415

1.0822

0.9008

0.8000

0.8500

0.9000

0.9500

1.0000

1.0500

1.1000

1.1500

1.2000

-17%

0.2892

0.4760

0.2738

0.4050

0.2000

0.2500

0.3000

0.3500

0.4000

0.4500

0.5000

-29%

0.0824

0.0865

0.1064

0.0500

0.0600

0.0700

0.0800

0.0900

0.1000

0.1100

0.1200

0.1300

0.1400

-23%

0.0014

0.0015

0.0013

0.0017

0.0010

0.0011

0.0012

0.0013

0.0014

0.0015

0.0016

0.0017

0.0018

-6%

0.2586

0.3260

0.2702

0.2970

0.2000

0.2500

0.3000

0.3500

0.4000

0.4500

0.5000

-13%

0.3042

0.6490

0.2892

0.3573

0.2000

0.2500

0.3000

0.3500

0.4000

0.4500

0.5000

0.5500

0.6000

0.6500

-15%

Total YTD Revenues (30.09)

BAG/TEF & Fx impacts

YTD 02

BAG

YTD 03 FxYTD 02

net of TEF

TEF

Fx

YTD 03

reported

YTD 02

net of

BAG

€ 468M

€ 335M

€ 386M

€ -72M

€ +77M

€ 391M

€ -133M

+15%

Excluding BAG/TEF

(Million EUR)

Change of contract –56 million Euro

Total revenue breakdown

By Business line

€ 468M

€ 391M

€ 463M

YTD 02

YTD 03

YTD 03

FxYTD 02

38

33

228

169

54

103

121

185

45

88

100

158

(8%)

(36%)

(49%)

(7%)

(11%)

(41%)

(25%)

(23%)

Other revenues

Communication,

Portal and Content

Services

Advertising and

e-Commerce

Access Subscription

Var %

+ 43%

+ 212%

   - 47%

   + 10%

Revenue diversification with more stable revenue sources

(40%)

(26%)

(22%)

(12%)

Base cost breakdown and evolution

229M

274M

341M

YTD 02

48

YTD 03

Fx impact

31

29

96

137

45

37

21

54

93

Other

Maintenance, supplies and leases

(excluding Lycos equipment leases)

Professional services

Marketing

and Commissions

Personnel expenses

Base cost reduction across the board

24

Progress on our Path to Profitability

YTD 02

-100

-37

+13 BP

-21%

-10%

YTD 03

-8%

-38

YTD 03 FxYTD 02

+11 BP

+63M

+62 M

(Million EUR)

Continuing improvement on our path to profitability

YTD 03

Q & A
Session

January - September 2003 Results

Thank You

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NETWORKS, S.A.

Date:	November 5, 2003	By:	/s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO

Name: Elías Rodríguez-Viña Cancio Title: Chief Financial Officer Terra Networks, S.A.